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                                UNITED STATES          Expires: October 31, 1997
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                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.    )*

                             THE FIRST YEARS INC.
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                               (NAME OF ISSUER)

                         Common Stock, $.10 par value
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                        (TITLE OF CLASS OF SECURITIES)

                                 337 610 109
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                                (CUSIP NUMBER)

                                                            (508) 588-1220
Benjamin Peltz, c/o The First Years Inc., One Kiddie Drive, Avon, MA 02322
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 May 9, 1995
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                SCHEDULE 13D

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CUSIP NO.    337 610 109                            PAGE    2    OF   5    PAGES
          -----------------                              -------    ------
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

                Evelyn Sidman

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
                                                                         (b) / /

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3  SEC USE ONLY


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4  SOURCE OF FUNDS*

                00

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.

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                    7  SOLE VOTING POWER

                       1,163,400 (includes 811,080 shares owned by Mrs. Sidman
                       as the Personal Representative of the Estate of her late
   NUMBER OF           husband, Marshall B. Sidman).

    SHARES         -------------------------------------------------------------
                    8  SHARED VOTING POWER
 BENEFICIALLY
                       0
   OWNED BY        -------------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER
     EACH
                       1,163,400 (includes 811,080 shares owned by Mrs. Sidman
   REPORTING           as the Personal Representative of the Estate of her late
                       husband, Marshall B. Sidman).
    PERSON
                   -------------------------------------------------------------
     WITH          10  SHARED DISPOSITIVE POWER

                       0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,163,400

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                25.8%

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14  TYPE OF REPORTING PERSON*

                IN

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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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Schedule 13D

Item 1. Security and Issuer

        Common Stock, $.10 par value.

        THE FIRST YEARS INC.
        One Kiddie Drive
        Avon, MA  02322

Item 2. Identity and Background

        (a) Evelyn Sidman.  Prior to this initial Schedule 13D filing,
            Mrs. Sidman had been a Schedule 13G filer since 1979, under SEC Rule 13-1(c). However, as a result of her acquisition of the beneficial ownership of the shares owned beneficially by her late husband, Marshall B. Sidman, upon her appointment as the Personal Representative of his estate under the laws of Florida, she became a 13D filer under Section 13(d) of the Securities Exchange Act of 1934.
        (b) The First Years Inc., One Kiddie Drive, Avon, MA 02322
        (c) Clerk of The First Years Inc.
            One Kiddie Drive, Avon, MA 02322
        (d) Not applicable.
        (e) Not applicable.
        (f) U.S.A.

Item 3. Source and Amount of Funds or Other Consideration

         Mrs. Evelyn Sidman acquired beneficial ownership of 811,080 shares of Common Stock of The First Years Inc. on May 8, 1995 by operation of law upon her appointment as the Personal Representative of the estate of her late husband, Marshall B. Sidman, under the laws of the State of Florida.

Item 4. Purpose of Transaction

         Mrs. Sidman did not acquire the shares for any purpose; they were acquired by her by operation of law upon her appointment as the Personal Representative of the estate of her late husband, Marshall B. Sidman, on May 9, 1995, under the laws of the State of Florida.

                                 Page 3 of 5.

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Schedule 13D

Item 5. Interest in Securities of the Issuer

        (a) 1,163,400
            25.8%

        (b) Sole voting power: 1,163,400 (includes 811,080 shares owned by Mrs. Sidman as the Personal Representative of the estate of her late husband, Marshall B. Sidman).

            Shared voting power: 0

            Sole dispositive power: 1,163,400 (includes 811,080 shares owned by Mrs. Sidman as the Personal Representative of the estate of her late husband, Marshall B. Sidman).

            Shared dispositive power: 0

        (c) On May 9, 1995, Evelyn Sidman acquired beneficial ownership of 811,080 shares by operation of law upon her appointment as Personal Representative of the estate of her late husband, Marshall
            B. Sidman, under the laws of the State of Florida.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

        Not applicable.

Item 7. Material to be Filed as Exhibits

        Not applicable.


                                 Page 4 of 5.
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Schedule 13D


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       February 13, 1996                         /s/ Evelyn Sidman
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             Date                                     Signature

                                                Evelyn Sidman, Clerk
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                                                      Name/Title





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